P.E. 2/11/02

02012699

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 1, 2002

THE TOKIO MARINE AND FIRE INSURANCE COMPANY, LIMITED
(Translation of Registrant's name into English)
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8050, Japan
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ] No [X]

(This report consists of 3 pages)

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[English translation]

January 31, 2002
Asahi Mutual Life Insurance Company
The Tokio Marine and Fire Insurance Company, Limited

Outcome of the Review on Integration of the Life Insurance Businesses of
Asahi Life and Tokio Marine

In November 2001, Asahi Mutual Life Insurance Company (President: Yuzuru Fujita, "**Asahi Life**") and The Tokio Marine and Fire Insurance Company, Limited (President: Kunio Ishihara; "**Tokio Marine**") announced they were considering a transfer of Asahi Life's sales and marketing operations to Tokio Marine Life Insurance Company, Limited ("**Tokio Marine Life**") and a contribution of funds by Tokio Marine to Asahi Life, as well as Asahi Life's merger with Tokio Marine Life by around March 2003, with a view to achieving the early integration of their life insurance businesses. However, the companies have decided not to pursue this approach to integration.

The companies thoroughly examined the feasibility of bringing forward the business integration of Asahi Life as a means of achieving the early realization of the Millea Insurance Group's goal of creating a new business model by integrating the life and non-life insurance businesses. The companies, however, were not able to reach an agreement on the terms of the transfer of Asahi Life's sales and marketing operations relating to new policies. An agreement on the contribution of funds and the eventual merger of Asahi Life with Tokio Marine Life, which were premised on the transfer of Asahi Life's sales and marketing operations, was also not reached.

Nonetheless, in accordance with the understanding reached by the members of the Millea Insurance Group in January 2001, Asahi Life, as a member of the Group, will continue to endeavor to enhance the soundness of its financial base, to strengthen its profit generating capacity, to demutualize at the earliest possible opportunity and to integrate its management and businesses under Millea Holdings, Inc. Furthermore, the four members of the Millea Insurance Group will continue to cooperate in their joint business projects.

Contact
Yoshinobu Kageyama
Manager
Public Relations Division
Public Relations & Advertising Department
Asahi Mutual Life Insurance Company
Tel. No.: 81-3-5322-5406

Hideaki Shimamoto
Manager
Corporate Communications Department
The Tokio Marine and Fire Insurance Company, Limited
Tel. No.:81-3-5223-3212

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOKIO KAIJO KASAI HOKEN
KABUSHIKI KAISHA
(The Tokio Marine and Fire Insurance
Company, Limited)

February 1, 2002

By: /s/ TETSUYA UNNO
Tetsuya Unno
General Manager of Corporate
Legal Department

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